Filed pursuant to Rule 424(b)(3)
SEC File No. 333-258203

PROSPECTUS SUPPLEMENT NO. 1
(to Prospectus dated October 7, 2021)

INNOVIZ TECHNOLOGIES LTD.

PRIMARY OFFERING OF
16,231,241 ORDINARY SHARES

SECONDARY OFFERING OF
120,898,676 ORDINARY SHARES,
7,237,209 WARRANTS TO PURCHASE ORDINARY SHARES AND
7,137,209 ORDINARY SHARES UNDERLYING WARRANTS

OF
INNOVIZ TECHNOLOGIES LTD.

This prospectus supplement updates, amends and supplements the prospectus dated October 7, 2021 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-258203). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with information on Innoviz’s third quarter 2021 financial results, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our ordinary shares and warrants are listed on the Nasdaq Stock Market LLC under the trading symbols “INVZ” and “INVZW,” respectively. On November 9, 2021, the closing prices for our ordinary shares and warrants on the Nasdaq Stock Market LLC were $5.36 per ordinary share and $1.57 per warrant.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 7 of this Prospectus and other risk factors contained in the documents incorporated by reference therein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission, the Israeli Securities Authority nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 10, 2021.

INNOVIZ TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2021	2020	2021
	(Unaudited)		(Unaudited)

Revenues	$1,831	$2,076	$3,680	$3,811
Cost of revenues	(1,318)	(2,201)	(5,097)	(5,737)
Gross profit (loss)	513	(125)	(1,417)	(1,926)
Operating expenses:
Research and development	$14,677	$20,576	$41,894	$69,397
Selling and marketing	1,243	3,652	3,941	20,834
General and administrative	844	5,753	2,508	30,179
Total operating expenses	16,764	29,981	48,343	120,410
Operating loss	(16,251)	(30,106)	(49,760)	(122,336)
Financial income, net	536	3,735	626	2,827
Loss before taxes on income	(15,715)	(26,371)	(49,134)	(119,509)
Taxes on income	63	(60)	(29)	(132)
Net loss	$(15,652)	$(26,431)	$(49,163)	$(119,641)
Basic and diluted net loss per ordinary share	$(1.06)	$(0.20)	$(3.31)	$(1.35)
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	18,861,241	133,430,689	18,697,015	92,115,826

INNOVIZ TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	September 30,
	2020	2021
		(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$49,950	$139,569
Short term deposits	–	185,000
Short-term Restricted Cash	8	868
Trade receivables	2,506	554
Inventory	2,164	4,611
Prepaid expenses and other current assets	3,287	5,159
Total current assets	57,915	335,761
LONG-TERM ASSETS:
Restricted deposits	864	–
Other long-term assets	537	163
Property and equipment, net	13,245	14,219
Total long-term assets	14,646	14,382
Total assets	$72,561	$350,143
LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
Trade payables	$7,751	$3,830
Advances from customers and deferred revenues	1,661	1,536
Employees and payroll accruals	5,528	7,671
Accrued expenses and other current liabilities	2,579	4,140
Short term loan and current maturities	275	2,400
Total current liabilities	17,794	19,577
LONG-TERM LIABILITIES:
Loan, net of current maturities	2,224	–
Long-term advances from customers and deferred revenues	3,473	3,588
Warrant liability	–	4,547
Total long-term liabilities	5,697	8,135
Convertible preferred shares	272,815	–
SHAREHOLDERS' EQUITY (DEFICIT):
Ordinary shares of no-par value	*–	*-
Additional paid–in capital	7,658	673,475
Accumulated deficit	(231,403)	(351,044)
Total shareholders' equity (deficit)	(223,745)	322,431
Total liabilities, convertible preferred shares and shareholders' equity (deficit)	$72,561	$350,143

________________

* Represents amount lower than $1

INNOVIZ TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
U.S. dollars in thousands

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2021	2020	2021
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net loss	$(15,652)	$(26,431)	$(49,163)	$(119,641)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	539	699	2,072	2,024
Revaluation of Private Warrants	–	(3,589)	–	(2,744)
Stock Based Compensation	798	8,165	2,383	59,826
Capital gain	–	–	(6)	–
Interest income	(112)	(80)	(327)	(136)
Decrease (increase) in prepaid expenses and current assets	842	4,612	108	(1,136)
Decrease (increase) in accounts receivable	(1,355)	866	(932)	1,373
Decrease (increase) in inventory	(99)	(947)	455	(2,447)
Decrease in trade payables	(924)	(7,131)	(3,384)	(4,361)
Increase in accrued expenses and other liabilities	2,391	474	1,238	1,344
Increase (decrease) in employees and payroll accruals	83	(2,019)	1,088	2,143
Increase (decrease) in advances from customers and deferred revenues	(69)	(968)	(130)	570
Net cash used in operating activities	(13,558)	(26,349)	(46,598)	(63,185)
Cash flows from investing activities:
Purchase of property and equipment	(928)	(864)	(3,134)	(2,998)
Withdrawal of (investment in) short term deposits	(22)	10,000	34,720	(185,000)
Decrease in restricted deposits	–	55	–	56
Net cash provided (used) in investing activities	(950)	9,191	31,586	(187,942)
Cash flows from financing activities:
Cash received in connection with reverse merger, net of issuance cost	–	–	–	122,728
Issuance of common stock in connection with PIPE offering, net of issuance cost	–	–	–	217,343
Proceeds from exercise of options	41	222	219	690
Repayment of loan	(71)	(46)	(192)	(179)
Net cash provided (used) by financing activities	(30)	176	27	340,582
Effect of exchange rate changes on cash, cash equivalents and restricted cash	118	196	325	216
Increase (decrease) in cash, cash equivalents and restricted cash	(14,420)	(16,786)	(14,660)	89,671
Cash, cash equivalents and restricted cash at beginning of the period	73,187	157,223	73,427	50,766
Cash, cash equivalents and restricted cash at end of the period	$58,767	$140,437	$58,767	$140,437

INNOVIZ TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
U.S. dollars in thousands

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2021	2020	2021
	(Unaudited)		(Unaudited)
Supplementary disclosure of cash flows activities:
(1) Cash received during the period for:
Interest	$(946)	$(119)	$(947)	$(125)
(2) Cash paid during the period for:
Interest	$22	$42	$67	$87
Income taxes	$–	$59	$29	$128
(3) Non-cash transactions:
Non-marketable securities in consideration for property and equipment	$–	$–	$54	$–
Conversion of preferred shares to ordinary shares	–	–	–	272,815
Issuance cost paid in Equity	–	–	–	77,309
(4) Cash, cash equivalents and restricted cash at end of the period:
Cash and cash equivalents	$57,952	$139,569	$57,952	$139,569
Short-term restricted deposits	8	868	8	868
Restricted deposits	807	–	807	–
	$58,767	$140,437	$58,767	$140,437